

January 12, 2015

<u>Via E-mail</u>
Fabio Galdi
Chief Executive Officer
Halton Universal Brands
600 Brickell World Plaza, Suite 1775
Miami, FL 33132

>   **Re: Halton Universal Brands, Inc.**
>   **Form 8-K/A**
>   **Filed December 16, 2014**
>   **File No. 333-192156**

Dear Mr. Galdi:

Our preliminary review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Item 9.01(c) of Form 8-K states that the financial statements and pro forma financial information required by Item 9.01 must be included in the initial report if the company was a shell company prior to the transaction. As explained in our November 17, 2014 letter, you appear to be have been a "shell company" immediately before the business combination with World Assurance Group, Inc. Accordingly, please amend the Form 8-K to provide the financial statements and pro forma financial information required by Item 2.01(f) and Item 9.01. See also SEC Release 34-52038.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kim McManus, Staff Attorney, at (202) 551-3466, or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief